Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701
(432) 262-2700

January 5, 2017

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall

Re:	Natural Gas Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Definitive Proxy Statement filed April 29, 2016
File No. 001-31398

Ladies and Gentlemen:

We received your letter dated December 23, 2016, setting forth comments from the Staff of the U. S. Securities and Exchange Commission (Staff) to certain of the reports of Natural Gas Services Group, Inc. (the "Company"). Your letter asks the Company to respond within ten business days by providing the requested information, or by advising the Staff when it will provide the requested response.

This letter is to confirm that, per telephone messages and conference between the Company's outside legal counsel and Staff Attorney Jason Langford on January 3 and 4, 2017, the Company has been granted an extension until January 31, 2017, to respond to the Staff's comments.

If you have any questions, please feel free to contact us.

Sincerely,

NATURAL GAS SERVICES GROUP, INC.

By: /s/ G. Larry Lawrence
Chief Financial Officer